# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
  
    ***Describe the Nature of the Amendment*:** This Amendment is filed to make the following material change: raise the maximum offering amount from \$1,070,000.00 to \$5,000,000.00.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***

HT Naturals Inc.

***Legal status of issuer***

***Form***

Corporation

***Jurisdiction of Incorporation/Organization***

Delaware

***Date of organization***

November 19, 2020

***Physical address of issuer***

8605 Santa Monica Blvd, West Hollywood, CA 90069

***Website of issuer***

http://www.hemptownusa.com

***Name of intermediary through which the Offering will be conducted***

Title3Funds.com

*CIK number of intermediary*
0001685995

*SEC file number of intermediary*
007-00083

*CRD number, if applicable, of intermediary*
286035

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
7.0% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust LLC

*Type of security offered*
Shares of Common Stock

*Target number of Securities to be offered*
71,429

*Price (or method for determining price)*
$1.40

*Target offering amount*
$100,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$5,000,000.00

*Deadline to reach the target offering amount*
December 15, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

|  | **December 1, 2020 to May 31, 2021** | **November 19 to 30, 2020** |
|---|---|---|
| **Total Assets** | $303,222.00 | $0.00 |
| **Cash & Cash Equivalents** | $21,420.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$504,854.00 | -$325.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**August 9, 2021**


**FORM C/A**

**Up to $5,000,000.00**

**HT Naturals Inc.**



**Shares of Common Stock**

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by HT Naturals Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $200.00 | $14.00 | $186.00 |
| Aggregate Minimum Offering Amount | $100,000.00 | $7,000.00 | $93,000.00 |
| Aggregate Maximum Offering Amount | $5,000,000.00 | $350,000.00 | $4,650,000.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.hemptownusa.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold**

**in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is August 9, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## Table of Contents

SUMMARY .............................................................................................................................11
   The Business ......................................................................................................................11
   The Offering ......................................................................................................................11
RISK FACTORS ....................................................................................................................12
   Risks Related to the Company's Business and Industry.....................................................12
   Risks Related to the Securities...........................................................................................23
BUSINESS ..............................................................................................................................26
   Description of the Business ................................................................................................26
   Business Plan .....................................................................................................................26
   History of the Business ......................................................................................................27
   The Company's Products and/or Services ..........................................................................27
   Competition .......................................................................................................................28
   Supply Chain and Customer Base .....................................................................................28
   Intellectual Property...........................................................................................................28
   Governmental/Regulatory Approval and Compliance .......................................................29
   Litigation............................................................................................................................30
   Other ..................................................................................................................................30
USE OF PROCEEDS ..............................................................................................................30
DIRECTORS, OFFICERS AND EMPLOYEES ......................................................................31
   Directors.............................................................................................................................31
   Officers ..............................................................................................................................32
   Employees..........................................................................................................................33
CAPITALIZATION AND OWNERSHIP ................................................................................33
   Capitalization.....................................................................................................................33
   Ownership..........................................................................................................................34
FINANCIAL INFORMATION.................................................................................................35
   Operations..........................................................................................................................35
   Liquidity and Capital Resources........................................................................................35
   Capital Expenditures and Other Obligations .....................................................................35
   Material Changes and Other Information ...........................................................................35
   Trends and Uncertainties ...................................................................................................35
THE OFFERING AND THE SECURITIES..............................................................................35
   The Offering ......................................................................................................................35
   The Securities ....................................................................................................................37
   Voting and Control ............................................................................................................38
   Anti-Dilution Rights ..........................................................................................................38
   Restrictions on Transfer.....................................................................................................38
   Other Material Terms.........................................................................................................39
TAX MATTERS .....................................................................................................................39

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST .............39
    Related Person Transactions........................................................................39
    Conflicts of Interest ...................................................................................40
OTHER INFORMATION ................................................................................40
    Bad Actor Disclosure.................................................................................40
EXHIBITS ......................................................................................................42

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://www.hemptownusa.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

HT Naturals Inc. (the "Company") is a Delaware Corporation, formed on November 19, 2020. The Company is currently also conducting business under the name of Hemptown Naturals.

The Company is located at 8605 Santa Monica Blvd, West Hollywood, CA 90069.

The Company's website is http://www.hemptownusa.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

**The Business**

HTN generates revenue through the sale of its products (as highlighted above) direct to consumer online, smoke shops, and through various food, drug & mass retail channels. The company is currently pre-revenue, but is ready to launch is products within the next 30 days. We source all of our products from the Hemptown farm in Southern Oregon.

**The Offering**

| | |
|---|---|
| **Minimum amount of Shares of Common Stock being offered** | 71,429 |
| **Total Shares of Common Stock outstanding after Offering (if minimum amount reached)** | 40,071,430 |
| **Maximum amount of Shares of Common Stock being offered** | 3,571,429 |
| **Total Units of Common Stock outstanding after Offering (if maximum amount reached)** | 43,571,430 |
| **Purchase price per Security** | $1.40 |
| **Minimum investment amount per investor** | $200.00 |
| **Offering deadline** | December 15, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 31 hereof. |
| **Voting Rights** | One vote per share. See the description of the voting rights on page 37 hereof. |

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.***
We are a startup Company and our business model currently focuses on the sale of our products. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 12 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were incorporated under the laws of Delaware on November 19, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.***

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials and finished goods for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and finished goods for our products. which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material and/or finished good.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Zayn Kalyan and Eric Gripentrog who are President and CEO of the Company, respectively. The Company has or intends to enter into employment agreements with Zayn Kalyan and Eric Gripentrog although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Zayn Kalyan and Eric Gripentrog or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on related-party (operating subsidiaries of Hemptown Organics Corp., the parent company of HT Naturals Inc.) and third-party suppliers for the materials used in the manufacturing of our products.***

In 2020, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: Hemptown Organics Corp.

Service: Raw materials and finished product

% of such service: 100.0%

If suppliers change their sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

***We rely on various intellectual property rights, including licenses in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.


***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Zayn Kalyan and Eric Gripentrog in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Zayn Kalyan and Eric Gripentrog die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.


***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S..***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.


***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***The Company may be subject to various product liability claims, including, among others, that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.***
A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation, and could have a material adverse effect on its business and operational results.

***The Company's success and future will depend, to a significant degree, on the continued efforts of its directors, officers and key employees, including certain technical individuals, and sales and marketing personnel, the retention of which cannot be guaranteed.***
The loss of key personnel could materially adversely affect the Company's business. The loss of any such personnel could harm or delay the plans of the Company's business either while management time is directed to finding suitable replacements (who, in any event, may not be available), or, if not, covering such vacancy until suitable replacements can be found. In either case, this may have a material adverse effect on the future of the Company's business. Competition for such personnel can be intense, and the Company cannot provide assurance that it will be able to attract or retain highly qualified technical, sales, marketing and management personnel in the future.

***The Company is exposed to the risk that any of its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates, (i) government regulations, (ii) manufacturing standards, or (iii) laws that require the true, complete and accurate reporting of financial***

*information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the business of the Company, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the operations of the Company, any of which could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.*

***The success of the Company will depend, in part, on the ability of the Company to maintain and enhance trade secret protection over their existing and potential proprietary techniques and processes.***
The Company may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions. Failure of the Company to adequately maintain and enhance protection over its proprietary techniques and processes could have a materially adverse impact on the business, financial condition and operating results of the Company.

***The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.***
Should any litigation in which the Company becomes involved be determined against it, such a decision could adversely affect the ability of the Company to continue operating and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

***The business of the Company is subject to the impact of changes in national or North American economic conditions including, but not limited to, recessionary or inflationary trends, equity market conditions, consumer credit availability, interest rates, consumers' disposable income and spending levels, job security and unemployment, and overall consumer confidence.***
These economic conditions may be further affected by political events throughout the world that cause disruptions in the financial markets, either directly or indirectly. Adverse economic and political developments could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

***The Company believes its industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of its products and perceptions of regulatory compliance.***
Consumer perception of the Company's products can be significantly influenced by regulatory investigations, litigation, media attention and other publicity. There can be no assurance that future regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the CBD market or any particular product, or consistent with earlier

publicity. The Company's dependence upon consumer perceptions means that adverse regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of CBD products in general, or the Company's products specifically, or associating the consumption of CBD products with illness or other negative effects or events, could have such a material adverse effect. Consumers, vendors, landlords/lessors, industry partners or third-party service providers may incorrectly perceive hemp products as marijuana thereby applying the unfavorable stigma of marijuana to the Company's products. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

***Risks Associated with Numerous Laws and Regulations:***
The production, labeling and distribution of the products that the Company proposes to distribute are regulated by various federal, provincial, state and local agencies. These governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company's ability to sell its products in the future.

The Company may be subject to regulation by the DEA and other agencies as a result of the manufacture and sale of its CBD products. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Company may violate one or more of the requirements. If the Company's operations are found to be in violation of any of such laws or any other governmental regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company's operations, any of which could adversely affect the Company's business and financial results.

Uncertainty Caused by Recent Changes to Regulatory Framework:

With the passing of the 2018 Farm Bill, hemp has been permanently removed from the U.S. Controlled Substances Act (the "CSA") and has been deemed an agricultural commodity, no longer mistaken as a controlled substance, like cannabis. By redefining hemp to include its "extracts, cannabinoids and derivatives," the United States Congress has removed popular hemp products -- such as hemp-derived CBD -- from the purview of the CSA. Accordingly, many believe the DEA no longer has any claim to interfere with the interstate commerce of hemp products. Given the recent passage of the 2018 Farm Bill, it is unclear what impact this development will have on U.S. federal government enforcement policy, the hemp industry and the production and sale of hemp-derived products, including the products the Company is proposing to produce and sell. The hemp and CBD industries are new industries, subject to regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit the Company to succeed.

The Company is Subject to Applicable Anti-Money Laundering Laws and Regulations:

The Company is subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network ("FCEN") of the U.S. Department of the Treasury issued a memorandum providing instructions to banks seeking to provide services to marijuana related businesses (the "FCEN Memo"). The FCEN Memo states that in some circumstances, it may not be appropriate to prosecute banks that provide services to marijuana-related businesses for violations of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

If any of the Company's investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada.

Constraints on Marketing Products:

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the United States limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.


**Risks Related to the Securities**

***The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

*The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

*Your ownership of the shares of stock will be subject to dilution.*
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share

issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $100,000 of the proceeds of the offering committed and

captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

HT Naturals Inc. (the "Company") generates revenue through the sale of its products (as highlighted above) direct to consumer online, smoke shops, and through various food, drug and mass retail channels. The Company is currently pre-revenue, but is ready to launch is products within the next 30 days. We source all of our products from the Hemptown farm in Southern Oregon.

### Business Plan

Our team has extensive experience in the hemp industry and has built a reputation for producing a very high quality wholesale product and is strategically positioned to deliver this product direct to the consumer. Management has a diverse skillset, including consumer packaged goods, manufacturing and cultivation. All of our products are made using industrial hemp directly off our family-run farm in Southern Oregon. By using our own hemp, we can ensure quality and consistency, as well as keeping our costs low and margins high. The Hemptown Naturals brand includes a full lineup of premium smokable flower in multiple strains, hemp pre-rolls, and hemp cigarettes. Hemptown's hemp cigarette line is anchored by a 20 pack of "Hemp Stix" - premium hemp cigarettes with less than 0.3%-THC and zero nicotine, are made with 100% pure hemp direct from Hemptown's farm in Oregon. The Company's proprietary premium blend of CBG and CBD will be available in original blend, alongside a wide range of flavors, starting with Pineapple Express. Customers can purchase the products now at www.hemptownusa.com/shop and soon, at smoke shops and convenience stores across the United States. Alongside the Hemptown Naturals hemp cigarettes, the Company is also launching a super-premium line of smokable hemp flower. Delivered direct to the consumer from our Hemptown farm in Southern Oregon, there are 5 strains of Hemptown Naturals Premium hemp flower available, including: •

Super Sour Space Candy • Sour Special Sauce • Sour Lifter • Sour Suver Haze • Sour G CBG

Hemp industry observers have highlighted "smokable hemp [as] one of the fastest- growing and most lucrative segments in the nascent hemp and CBD industry, with expectations that the market will experience fivefold growth in the next five years". Nielsen projects 2020 sales in the smokable-hemp market to reach between $70 million and $80 million. By 2025 Nielsen expects the smokable-hemp market to reach $300 million to $400 million, representing roughly 1-2% of the potential $17 billion hemp-derived CBD consumer products category. Our goal is to deliver the Company's products direct to the consumer and through retail channels.

**History of the Business**

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Hemp Cigarettes | Hemptown's hemp cigarette line is anchored by a 20 pack of "Hemp Stix" - premium hemp cigarettes with less than 0.3%-THC and zero nicotine, are made with 100% pure hemp direct from Hemptown's farm in Oregon. The Company's proprietary premium blend of CBG and CBD will be available in original blend, alongside a wide range of flavors, starting with Pineapple Express. | Nielsen projects 2020 sales in the smokable-hemp market to reach between $70 million and $80 million. By 2025 Nielsen expects the smokable-hemp market to reach $300 million to $400 million, representing roughly 1-2% of the potential $17 billion hemp-derived CBD consumer products category. |
| Hemp Flower | HTN also has a super-premium line of smokable hemp flower. Delivered direct to the consumer from our Hemptown farm in Southern Oregon, there are 5 strains of Hemptown Naturals Premium hemp flower available, including: • Super Sour Space Candy • Sour Special Sauce • Sour Lifter • Sour Suver Haze • Sour G CBG | Nielsen projects 2020 sales in the smokable-hemp market to reach between $70 million and $80 million. By 2025 Nielsen expects the smokable-hemp market to reach $300 million to $400 million, representing roughly 1-2% of the potential $17 billion hemp-derived CBD consumer products category. |

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer multiple varieties of our products and are hoping to expand our offerings next year.

We offer our products for sale via our online website (hemptownusa.com) and are currently in discussion and negotiations with multiple distributors to get HTN products in to food, drug and mass channels.

**Competition**

The Company's primary competitors are TAAT, Redwood Reserves, and Wild Hemp.

The market for the Company's products is very new and the Company is strategically positioned unlike many of our competitors, the Company sources all our of its products from our own farms, ensuring quality, using only the highest quality hemp, with no byproducts. By sourcing product internally, this also allows the Company to compete on price in an industry that we expect will becoming highly competitive and the Company will confronted by aggressive competition in all areas of its business.

**Supply Chain and Customer Base**

The Company sources all of its products and raw materials from its largest shareholder, Hemptown Organics Corp.

The Company is dependent on the following suppliers:

| Supplier or Description | Service, input or raw material provided | Percent of such service, input or raw material from such supplier |
|---|---|---|
| Hemptown Organics Corp. | Raw materials and finished product | 100.0% |

Our customers include consumers, with a specific focus on a millennial demographic, as well as mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, distributors, e-commerce and high-frequency stores.

**Intellectual Property**

*Licenses*

| Licensor | Licensee | Description of Rights Granted | Termination Date |
|---|---|---|---|
| Hemptown Organics Corp. | HT Naturals Inc. | The Licensor grants the Licensee a perpetual, exclusive, non-transferable, | N/A |

| | | license to: (a) the "Hemptown" and "Hemptown USA" brand, logo, pending trademark, and likeness (the "Hemptown Brand"); (b) the right to post content, subject to the Licensor's approval, to the "Hemptown USA" social media accounts; (c) the right to alter and modify the Hemptown Brand in use, subject to Licensor approval; (d) the right to use any Licensor proprietary technology related to smokeable products, royalty free; (e) the right to use the Hemptown Brand on products, advertising, and any other use cases. | |
|---|---|---|---|

**Governmental/Regulatory Approval and Compliance**

We are subject to extensive federal, state and local laws and regulations, including the recently 2018 Farm Bill that legalized Industrial Hemp. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. The

Company is not currently required to get related permits/licenses given its current operations, but may be in the future.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 8605 Santa Monica Blvd, West Hollywood, CA 90069

The Company conducts business in California and Oregon State.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 7.00% | $7,000 | 7.00% | $350,000 |
| Campaign marketing expenses or related reimbursement | 10.00% | $10,000 | 10% | $500,000 |
| Estimated Attorney Fees | 5.00% | $5,000 | 0.3% | $15,000 |
| Estimated Accountant/Auditor Fees | 5.00% | $5,000 | 0.4% | $20,000 |
| General Marketing | 20.00% | $20,000 | 40% | $2,000,000 |
| Research and Development | 0.00% | $0 | 2% | $100,000 |
| Manufacturing | 20.00% | $20,000 | 10.30% | $515,000 |
| Future Wages | 10.00% | $10,000 | 10% | $500,000 |
| General Working Capital | 23.00% | $23,000 | 20% | $1,000,000 |
| **Total** | **100.00%** | **$100,000** | **100.00%** | **$5,000,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to changing market conditions.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Zayn Kalyan

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director & President - November 19th, 2020 - Current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Altus Capital Partners - Associate (previous) & Partner (current) - December 2017 - Current

*Education*

Simon Fraser University - BA

---

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Zayn Kalyan

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Director & President - November 19th, 2020 - Current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Altus Capital Partners - Associate (previous) & Partner (current) - December 2017 - Current

*Education*

Simon Fraser University - BA

---

*Name*

Eric Gripentrog

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO - November 19th, 2020 - Current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Hemptown Organics Corp. – CEO April, 2019 - Current

***Education***

Western Michigan University - BA

---

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees in California, USA.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding securities:

| | |
|---|---|
| **Type of security** | Shares of Common Stock |
| **Amount outstanding** | 40,000,001 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | N/A |
| **How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF** | The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders. |
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).** | 100.0% |

The Company does not have any debt outstanding.

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $56,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

100% of the Company's issued and outstanding common shares are owned by Hemptown Organics Corp. Hemptown Organics Corp. and is owned and controlled by multiple shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Hemptown Organics Corp. | 100.0% |

Following the Offering, the Purchasers will own 0.18% of the Company if the Minimum Amount is raised and 1.87% if the Maximum Amount is raised.

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

We are a pre-revenue company and our primary expenses consist of the following: product orders and marketing. We do not anticipate generating revenue until February 2021.

The Company intends to achieve profitability in the next 12 months by achieving significant sales of its products.

### Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: In the event that the Offering is not completed, Hemptown Organics Corp. will lend the company the minimum $100,000.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.  Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 3,571,429 of Units of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 15, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price using comparable company valuations. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through Title3Funds.com, the Intermediary.  The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

7.0% of the amount raised in the Offering.

*Stock, Warrants and Other Compensation*

Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

*Transfer Agent and Registrar*

The transfer agent and registrar (the "Transfer Agent") shall be designated by the Company and named at the Closing. The Purchaser will receive notice and evidence of entry of Purchaser's investment on the books and records of the Company and which shall be verified by the Transfer Agent.

**The Securities**

We request that you please review our organizational documents in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.00001 per share, of which 40,071,430 common shares will be issued and outstanding.

*Voting and Other Rights*

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and  preferred shareholders and have been paid in full in accordance with the terms of their instruments.

### *Dividend Rights*

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

### *Liquidation Rights*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

### *Other Rights*

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

### Voting and Control

The Securities have the following voting rights:  one vote per share.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights

The Securities do not have anti-dilution rights.

### Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Securities.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

## Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Zayn Kalyan
(Signature)

Zayn Kalyan
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Zayn Kalyan
(Signature)

Zayn Kalyan
(Name)

President
(Title)

August 9, 2021
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A      Financial Statements
Exhibit B      Video Transcript

**EXHIBIT A**

*Financial Statements*

# HT NATURALS INC.

## INTERIM FINANCIAL STATEMENTS

## FOR THE PERIOD NOVEMBER 19 to 30, 2020

(Expressed in United States Dollars)

# Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of HT Naturals, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying  balance sheet of HT Naturals, Inc. (the "Company") as of November 30, 2020, the related statement of operations, stockholders' equity (deficit), and cash flows for the period November 19, 2020 (Inception) through November 30, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020, and the results of its operations and its cash flows for the period November 19, 2020 (Inception) through November 30, 2020, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s BF Borgers CPA PC
**BF Borgers CPA PC**

We have served as the Company's auditor since 2020
Lakewood, CO
December 17, 2020

**HT Naturals Inc.**
**Interim Statements of Loss and Comprehensive Loss**
**(Expressed in United States Dollars)**

| As at | Note | November 30, 2020 |
|---|---|---|
| **Assets** | | |
| **TOTAL ASSETS** | | $ - |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | | $ 325 |
| | | 325 |
| **Shareholders' defecit** | | |
| Coommon shares, par value $0.001; 1,000,000 shares authorized; 1 issued and outstanding at November 30, 2020 | 3, 4 | 0 |
| Accumulated deficit | | (325) |
| | | (325) |
| **TOTAL LIABILLITIES AND SHAREHOLDER'S EQUITY** | | $ 0 |

*Corporate information and continuance of operations (note 1)*
*Subsequent events (note 4)*

*The accompanying notes are integral part of these interim financial statements.*

*Interim financial statements were approved for issue by the Board of Directors on December 17, 2020 and signed on its behalf by:*


_____
*Zayn Kalyan, President and Director*

**HT Naturals Inc.**
**Interim Statements of Loss and Comprehensive Loss**
**(Expressed in United States Dollars)**

|  | November 19 to 30, 2020 |
|---|---:|
| Revenue: | - |
|  | - |
| Expenses: |  |
| Administrative | 325 |
|  | 325 |
| Net income (loss) and comprehensive income (loss | $ (325) |

*See accompanying notes to the financial statements.*

**HT Naturals Inc.**
**Interim Statement of Changes in Equity**
(Expressed in United States Dollars)

| | Note | Share Capital | | Retained Earnings | Total |
| --- | --- | --- | --- | --- | --- |
| | | Number of Shares | Amount | | |
| Opening balance | | - $ | - $ | - $ | - |
| Shares issued upon incorporation | 3 | 1 | 0 | $ | 0 |
| Loss and comprehensive loss | | - | - | (325) | (325) |
| Closing balance - November 30, 2020 | | 1 $ | 0 $ | (325) $ | (325) |

*See accompanying notes to the financial statements.*

**HT Naturals Inc.**
**Condensed Consolidated Interim Statements of Cash Flows**
(Expressed in United States Dollars)

| | November 19 to 30, 2020 |
|---|---|
| **Cashf flows used in operating activities** | |
| | |
| **Net loss for the period** | (325) |
| Items not affecting cash: | |
| Accounts payable and accrued liabilities | 325 |
| | - |
| | |
| **Cash flows from financing activities** | |
| | |
| | - |
| | |
| **Cash flows from investing activities** | |
| | |
| | - |
| | |
| **Change in cash during the period** | - |
| **Cash beginning of period** | - |
| **Cash, end of period** | - |

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Period November 19 to 30, 2020**
(Expressed in United States Dollars)

## 1. CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

HT Naturals Inc. (the "Company") was organized under the General Corporation Law in the state Delaware on November 19, 2020.  The Company's principal business is in the production, marketing, sales, and distribution of smokable hemp related products in certain states within the United States of America that permit such sales. The company is a subsidiary of Hemptown Organics Corp, a private operating CBG cultivator, harvester, processor, and distributor.

The company's sole director at November 19, 2020 was Zayn Kalyan. Refer to Note 3 for a description of the opening share structure of the company and Note 4 for amendments made to the Company's share structure subsequent to November 30, 2020.

The Company's registered address is 8605 Santa Monica Blvd, West Hollywood, CA 90069, USA. The company's fiscal year-end is December 31, 2020.

The financial statements of the Company for the period ended November 19 to 30, 2020 were approved and authorized for issue by the Board of Directors on December 17, 2020.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in US laws surrounding the sale of smokable CBG/CBD products, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2019, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Period November 19 to 30, 2020**
(Expressed in United States Dollars)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The accompanying audited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these audited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. The results of operations for the period ended November 30, 2020 is not necessarily indicative of the results that may be expected for the full year.

## 3. SHARE CAPITAL

### a) Authorized share capital

1,000,000 common shares with a par value of $0.001 per share to be authorized for issuance at November 30, 2020.

On December 10, 2020 the authorized limit was amended by the board of directors and 40,000,000 shares were issued in connection with a licensing agreement entered into with Hemptown Organics Corp. (Note 4).

### b) Issued share capital

The Initial Share of the Company was allotted and issued to Zan Kalyan as fully paid on November 19, 2020, the date of organization. The issuance of the Initial Share was recorded in the central securities register of the Company and represents the only share issued up to November 30, 2020. The Company purchased the Initial Share from Zayn Kalyan for the price of $0.01 and the Initial Share shall form part of the authorized but unissued share capital of the Company. The repurchase of the Incorporator's Share was recorded in the central securities register of the Company and the director confirms that no share certificate was issued or shall be issued in respect of the Initial Share.

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Period November 19 to 30, 2020**
(Expressed in United States Dollars)

## 4. SUBSEQUENT EVENTS

On December 10, 2020, the current sole director of the Company Zayn Kalyan consented to in writing to alter the capital structure, licensing agreement, and a common share issuance as follows:

On December 10, 2020 the Company altered its authorized share capital to 100,000,000 common shares with a par value of $0.00001 to be issued from its treasury.

On December 10, 2020 the proposed licensing agreement with Hemptown Organics Corp. was approved. The licensing agreement, dated December 10, 2020, provides HT Naturals Inc (the licensee) a license to use the Hemptown Naturals brand (the "asset") and a non-exclusive, non-transferable License to use the Asset for a period of 4 years after the commencement date.

On December 10, 2020 in connection with the approved licensing agreement, on December 10, 2020 40,000,000 shares of HT Naturals Inc ("licensee") were issued to Hemptown Organics Corp. (the "licensor") for $0.001 per share as consideration for entering into the licensing agreement for the Hemptown Naturals brand.

# HT NATURALS INC.

## INTERIM FINANCIAL STATEMENTS

## FOR THE SIX MONTH PERIOD DECEMBER 1, 2020 TO MAY 31, 2021

**(Expressed in United States Dollars)**

**HT Naturals Inc.**
**Interim Statement of Financial Position**
**(Expressed in United States Dollars)**

| As at | Note | May 31, 2021 | | November 30, 2020 |
|---|---|---|---|---|
| **Assets** | | | | |
| | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | | $ | 21,420 | $ - |
| Prepaid expenses | 5 | | 57,475 | |
| Inventory | 3 | | 224,327 | - |
| **TOTAL ASSETS** | | $ | 303,222 | $ - |
| | | | | |
| **Liabilities and Shareholder's Equity** | | | | |
| | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | | $ | 161,553 | $ 325 |
| Deposits received | | | 204 | - |
| | | | 161,757 | 325 |
| | | | | |
| Shareholder's equity | | | | |
| Subscriptions received | 4 | | 606,645 | - |
| Share capital | 4 | | 40,000 | - |
| Accumulated deficit | | | (505,179) | (325) |
| | | | 141,466 | (325) |
| | | | | |
| **TOTAL LIABILLITIES AND SHAREHOLDER'S EQUITY** | | $ | 303,222 | $ - |

*See accompanying notes to the financial statements.*

*Corporate information and continuance of operations (note 1)*

*Interim financial statements were approved for issue by the Board of Directors on July 19, 2021 and signed on its behalf by:*

_____
*Zayn Kalyan, President and Director*

**HT Naturals Inc.**
**Interim Statement of Loss and Comprehensive Loss**
(Expressed in United States Dollars)

| | Note | December 1, 2020 to May 31, 2021 | November 19 to 30, 2020 |
|---|---|---|---|
| Expenses: | | | |
| Bank charges | | $ 520 | $ - |
| Licensing | 4(b) | 40,000 | - |
| Marketing | | 253,418 | - |
| Office | | 2,650 | - |
| Professional fees | | 201,408 | 325 |
| Travel | | 6,858 | - |
| | | 504,854 | 325 |
| | | | |
| Net loss and comprehensive loss | | $ (504,854) | $ (325) |

*See accompanying notes to the financial statements.*

**HT Naturals Inc.**
**Interim Statement of Changes in Equity**
(Expressed in United States Dollars)

|  | Note | Share Capital Number of Shares | Amount | Subscriptions Received | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|
| Balance, November 19, 2020 |  | - $ | - $ | - $ | - $ | - |
| Shares issued upon incorporation |  | 1 | 0 | - |  | 0 |
| Loss and comprehensive loss |  |  |  |  | (325) | (325) |
| Balance, November 30, 2020 |  | 1 $ | 0 $ | - $ | (325) $ | (325) |
| Repurchase of incorporation share | 4(b) | (1) | (0) | - | - | (0) |
| Shares issued | 4(b) | 40,000,000 | 40,000 |  | - | 40,000 |
| Proceeds from Reg CF offering | 4(c) | - | - | 679,629 | - | 679,629 |
| Transaction costs |  | - | - | (72,984) | - | (72,984) |
| Loss and comprehensive loss |  | - | - | - | (504,854) | (504,854) |
| Closing balance - May 31, 2021 |  | 40,000,000 $ | 40,000 $ | 606,645 $ | (505,179) $ | 141,466 |

*See accompanying notes to the financial statements.*

**HT Naturals Inc.**
**Interim Statements of Cash Flows**
(Expressed in United States Dollars)

| | Note | December 1, 2020 to May 31, 2021 | November 19 to 30, 2020 |
|---|---|---|---|
| **Cash flows from (used in)** | | | |
| **Operating Activities** | | | |
| Net income (loss) for the period | | $ (504,854) | $ (325) |
| Adjustments for items not affecting cash | | | |
| Depreciation | | | |
| Share-based payments | | | |
| Licensing fee | 4(b) | 40,000 | 325 |
| | | (464,854) | - |
| Net change in non-cash working capital items | | | |
| Prepaid expenses | | (57,475) | |
| Inventory | | (224,327) | - |
| Accounts payable and accrued liabilities | | 161,228 | - |
| Deposits received | | 204 | - |
| Net cash flows used in operating activties | | (585,224) | - |
| | | | |
| **Financing Activities** | | | |
| Proceeds from subscription receipts (net of transaction costs) | | 606,645 | - |
| Net cash flows from financing activties | | 606,645 | - |
| | | | |
| Net increase in cash and cash equivalents | | 21,420 | - |
| Cash, beginning of period | | - | - |
| Cash, end of period | | $ 21,420 | $ - |

*See accompanying notes to the financial statements.*

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Six-Month Period December 1, 2020, to May 31, 2021**
(Expressed in United States Dollars)

## 1. CORPORATE INFORMATION AND CONTINUANCE OF OPERATIONS

HT Naturals Inc. (the "Company") was organized under the General Corporation Law in the state of Delaware on November 19, 2020. The Company's principal business is in the production, marketing, sales, and distribution of smokable hemp related products in certain states within the United States of America that permit such sales. The company is a subsidiary of Hemptown Organics Corp, a private operating CBG cultivator, harvester, processor, and distributor.

The company's sole director at November 19, 2020 was Zayn Kalyan. Refer to Note 4 for a description of the opening share structure of the company and amendments made to the Company's share structure during the interim period.

The Company's registered address is 8605 Santa Monica Blvd, West Hollywood, CA 90069, USA. The company's fiscal year-end is December 31, 2020.

The financial statements of the Company for the period ended December 1, 2020 to May 31, 2021 were approved and authorized for issue by the Board of Directors on July 19, 2021.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in US laws surrounding the sale of smokable CBG/CBD products, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Six-Month Period December 1, 2020, to May 31, 2021**
(Expressed in United States Dollars)

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Presentation*

The accompanying audited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these audited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. The results of operations for the period December 1, 2020 to May 31, 2021 is not necessarily indicative of the results that may be expected for the full year.

### Cash and cash equivalents

Cash and cash equivalents is comprised of cash deposits and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

### Inventory

Inventory consists primarily of finished goods, packaging, supplies, and raw materials.  Inventory is measured at the lower of cost and net realizable value.  Inventory costs include direct labour and certain overhead expenses such as in-bound shipping and handling costs incurred to bring the inventory to its present location and conditions.  Cost is determined using the weighted average method.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to procurement expenses.

## 3.  INVENTORY

Inventory consisted primarily of raw materials (CBG flower, CBG trim, and CBD trim), packaging and supplies.

|  | May 31, 2021 | November 30, 2020 |
|---|---|---|
| Raw materials | $ 149,752 | $ - |
| Packaging and supplies | 74,575 | - |
|  | $ 224,327 | $ - |

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Six-Month Period December 1, 2020, to May 31, 2021**
(Expressed in United States Dollars)

### 4. SHARE CAPITAL

a) **Authorized share capital**

1,000,000 common shares with a par value of $0.001 per share were initially authorized for issuance. On December 10, 2020, the Company altered its authorized share capital to 100,000,000 common shares with a par value of $0.00001 to be issued from its treasury.

b) **Issued share capital**

The Initial Share of the Company was allotted and issued to Zan Kalyan as fully paid on November 19, 2020, the date of organization. The issuance of the Initial Share was recorded in the central securities register of the Company and represents the only share initially issued. The Company purchased the Initial Share from Zayn Kalyan for the price of $0.01 and the Initial Share formed part of the authorized but unissued share capital of the Company. The repurchase of the Incorporator's Share was recorded in the central securities register of the Company and the director confirms that no share certificate was issued or shall be issued in respect of the Initial Share.

On December 10, 2020, the Company entered into a licensing agreement with Hemptown Organics Corp. and provides HT Naturals Inc (the licensee) a license to use the Hemptown Naturals brand (the "asset") and a non-exclusive, non-transferable License to use the Asset for a period of 4 years. In return, 40,000,000 common shares were issued to Hemptown Organics Corp. (the "licensor") at $0.001 per share with deemed proceeds of $40,000 as consideration for entering into the licensing agreement for the Hemptown Naturals brand.

As at May 31, 2021, the Company had 40,000,000 common shares issued and outstanding.

c) **Regulation Crowdfunding**

Under the Securities Act of 1933, the offer and sale of securities must be registered unless an exemption from registration is available. Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012 added Securities Act Section 4(a)(6) that provides an exemption from registration for certain crowdfunding transactions. The Company is currently completing a Regulation Crowdfunding offering ("Offering") subject to the above regulations and has filed its Offering statement on Form C through the EDGAR system and with Title3Funds.com as intermediary.

The Offering is for up to a maximum of $1,070,000 at a price of $1.40 per share with an offering deadline of December 15, 2021. The securities purchased in this Offering will be subject to a number of restrictions including restriction on resale for a period of one year. The use of proceeds will be towards the fees associated with this Offering, further development of the Company's business, and for general working capital purposes. As at May 31, 2021, the Company has received proceeds of $609,645 consisting of gross proceeds of $679,629 and incurring transaction costs of $69,984. Shares of the Company from this Offering will be issued upon closing when all necessary conditions have been met.

**HT Naturals Inc.**
**Notes to the Condensed Consolidated Interim Financial Statements**
**For the Six-Month Period December 1, 2020, to May 31, 2021**
**(Expressed in United States Dollars)**

## 5.  RELATED PARTY TRANSACTIONS AND BALANCES

During the current period, the Company purchased $149,752 in raw material inventory from a company controlled by Hemptown Organics Corp., which owns 100% of the Company's outstanding common shares (see note 4(b)).

Included in prepaid expenses is $19,500 as an advance deposit to the commonly controlled company for raw material inventory to be purchased after the period end.

There were no related party balances outstanding as at May 31, 2021 (November 30, 2020 - $nil)

## 6.  SUBSEQUENT EVENT

Subsequent to May 31, 2021, the Company received additional proceeds from its Offering as follows:

- $28,187 consisting of gross proceeds of $30,330 net of commissions and services charges of $2,143.
- $34,549 consisting of gross proceeds of $37,171 net of commissions and services charges of $2,622.

Shares of the Company from the Offering will be issued upon closing when all necessary conditions have been met.

# Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of HT Naturals Inc.

**Opinion on the Financial Statements**

We have audited the accompanying balance sheet of HT Naturals Inc. (the "Company") as of May 31, 2021, the related statement of operations, stockholders' equity (deficit), and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

**Substantial Doubt about the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC
**BF Borgers CPA PC**

We have served as the Company's auditor since 2020
Lakewood, CO
July 22, 2021

**EXHIBIT B**

*Video Transcript*

| VIDEO SCRIPT | |
|---|---|
| **CLIENT:** Hemptown Naturals **DATE: September 30, 2020** **LENGTH: 30 seconds** | |
| **VIDEO** | **AUDIO** |
| Super: Play with sound. Open on a story book opening. Pages reveal the opening frame of a man reclining in a chair. Relaxation is evident. | Harp intro. Dude: It's only natural to want to relax, unwind – and encourage everyone else on the planet to just fuck right off. It's only natural. Hemptown Naturals. SFX |
| Cut to closing sequence: hemp cigarette, lighter, smoke exhale. url up. Story book closes. | Get yours at HemptownUSA.com Harp outro |